RMS

SECU



17018386

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way Suite 100
(No. and Street)

Madison	WI	53717
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tami K. Strang (608) 827-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Buttonwood Partners, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2017

OATH OR AFFIRMATION

I, Gregory S. Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc., as of September 30th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gregory Rademacher
Signature

President
Title

Shelby L. Mulcahy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SHELBY L. MULCAHY
NOTARY
3.25.2018
PUBLIC
STATE OF WISCONSIN

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Wisconsin
County of Dane
Subscribed and sworn to (or affirmed) before me on this 30 day of September 2017 by Gregory Rademacher proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Shelby L. Mulcahy


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Buttonwood Partners, Inc.

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. as of September 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Buttonwood Partners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Buttonwood Partners, Inc.'s financial statements. The supplemental information is the responsibility of Buttonwood Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Financial Condition
September 30, 2017

ASSETS

Assets		
Cash	$	84,182
Commissions Receivable		119,537
Deposit with Clearing Broker		75,000
Unallowable Receivable		14,437
Furniture and Equipment, net of accumulated depreciation		25,870
Total Assets	$	319,026

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued Salary & Wages	$	101,744
Accounts Payable		35,085
Total Liabilities		136,829
Stockholders' Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1,800 shares issued and outstanding		1,800
Additional Paid-In Capital		178,200
Retained Earnings		2,197
Total Stockholders' Equity		182,197
Total Liabilities and Stockholders' Equity	$	319,026

The accompanying notes to financial statements are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Operations
Year Ended September 30, 2017

Revenues:	
Commissions	$ 393,282
Investment Advisory Fees	118,947
Other Income	1,815,657
Total Revenues	2,327,886
Expenses:	
Employee Compensation and Benefits	1,856,639
Clearing Expenses	109,308
Rent and Occupancy	111,266
Quotation Services	20,466
Licenses and Regulatory Fees	29,062
Other	220,725
Total Expenses	2,347,466
Provision for income taxes	4,552
Net Loss	$ -24,132

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Changes in Stockholders' Equity
Year Ended September 30,2017

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2016	$ 1,800	$ 178,200	$ 26,329	$ 206,329
Net Loss	---	---	(24,132)	(24,132)
Balance, September 30, 2017	$ 1,800	$ 178,200	$ 2,197	$ 182,197

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement Cash Flows
Year Ended September 30, 2017

Cash Flows from operating activities:		
Net Loss	$	(24,132)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		7,200
Loss on disposition of furniture and equipment		3,769
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		15,905
Unallowable receivables		(12,185)
Accounts payable		11,768
Accrued salaries and benefits		(14,436)
Net Cash used by operating activities		(12,093)
Decrease in cash and equivalents		(12,093)
Cash beginning of year		96,275
Cash end of year	$	84,182

Supplemental disclosures of cash:

Interest Paid	$830
Taxes Paid	$4,552

The accompanying notes to financial statements
are an integral part of these statements.

Business Activity

Buttonwood Partners, Inc. (the "Company") was formed in Wisconsin on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly in advance based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended September 30, 2017 was $11,233.

Litigation:

The Company has retained legal counsel since the year 2015 regarding a formal investigation being conducted by FINRA. On June 13, 2017, the Company received a proposed draft for an Acceptance, Waiver and Consent form ("AWC") on the matter from FINRA; The Company rejected the draft and responded with a request for dismissal on August 4, 2017. As of the issuance of these financial statements, the Company has not received a formal AWC or a response to their request from FINRA. These financial statements contain no adjustment for any potential fine that may arise from the proposed AWC.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company's net capital and required net capital were $141,890 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .96 to 1.

There is a difference of $9,815 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited focus part 11A.

Net capital per unaudited schedule		$151,705
Adjustments		
Retained Earnings	$ (1,956)	
Non-allowable assets	(7,859)	
		(9,815)
Net capital per audited statements		$141,890

Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended September 30, 2017. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2017:

Office equipment	$ 98,009
Furniture and fixtures	40,944
Artwork	9,573
	148,526
Less depreciation	(122,656)
	$ 25,870

Commitments

The Company leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2020. Total rental expense incurred was $111,265, excluding the effects of any related expense reimbursements from Affiliates, for the year ended September 30, 2017. The future minimum lease payments are as follows:

2018	$148,226
2019	$152,672
2020	$ 90,598
Total Commitments	$ 391,496

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 7 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $83,507 for the year ended September 30, 2017.

Related-Party Activity

The unallowable receivable of $14,437 is non-interest bearing, due on demand and is from a related party.
The Company provided non-broker related office expenses and employee services to RML Anderson Group, LLC and Sycamore Investment Consulting Services, LLC (collectively, the Affiliates), affiliated investment consulting firms. The Company received reimbursement for providing such services of $79,050 from the Affiliate for the fiscal year ended September 30, 2017. This amount is recorded as an increase of other income in the Statement of Income.
As of September 30, 2017, RML Anderson Group, LLC is no longer an Affiliate and the Company will no longer provide non-broker related and employee services.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In

conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various

regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some pertain of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2017, management has determined that there is a loss of $24,132 and accordingly, has not recorded a liability.

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2014 and September 30, 2013, respectively.

Recently Issued Accounting Pronouncements

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending September 30, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I
September 30, 2017

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

Aggregate Indebtedness	
Accrued salaries and benefits	$ 101,744
Accounts payable	35,085
Total Aggregate Indebtedness	136,829
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 9,122
Computation of Basic Net Capital Requirement:	
Stockholders' equity	$ 182,197
Deductions:	
Furniture and equipment	(25,870)
Unallowable receivable	(14,437)
Total nonallowable assets	(40,307)
Net Capital	141,890
Net capital requirement (minimum)	50,000
Capital in excess of minimum requirement	$ 91,890
Ration of aggregate indebtedness to net capital	.96 to 1

There is a difference of $9,815 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited focus part 11A.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Independent Auditor's Report

Buttonwood Partners, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Buttonwood Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buttonwood Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Buttonwood Partners, Inc. stated that Buttonwood Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Buttonwood Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buttonwood Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Buttonwood Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2016 through September 30, 2017.

Buttonwood Partners, Inc.

By:



Gregory S. Rademacher, President

November 22, 2017

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Buttonwood Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Buttonwood Partners, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Buttonwood Partners, Inc. (the "Company") for the year ended September 30, 2017, solely to assist you and SIPC in evaluating Buttonwood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
November 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2017

	Amount
Total assessment	$ 675
SIPC-6 general assessment Payment made on April, 26, 2017	(635)
SIPC-7B general assessment Payment made on October 27, 2017	(40)
Total assessment balance **(overpayment carried forward)**	$ -